EXHIBIT 12.1
Levi Strauss & Co. and Subsidiaries
Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended				Year Ended
	February 28,		March 1,		November 29,		November 30,		November 25,		November 26,		November 27,
	2010		2009		2009		2008		2007		2006		2005
					(Dollars in thousands)
Earnings:

Income before income taxes	$85,541		$74,339		$189,925		$369,266		$376,535		$346,880		$285,757

Add: Fixed charges	48,242		45,757		199,358		197,385		253,606		281,758		289,518

Add: Amortization of capitalized interest	77		77		309		264		65		60		—

Subtract: Capitalized interest	25		—		39		568		1,051		524		—

Total earnings	$133,835		$120,173		$389,553		$566,347		$629,155		$628,174		$575,275

Fixed Charges:

Interest expense (includes amortization of debt discount and costs)	$34,173		$34,690		$148,718		$154,086		$215,715		$250,637		$263,650

Capitalized interest	25		—		39		568		1,051		524		—

Interest factor in rental expense (1)	14,044		11,067		50,601		42,731		36,840		30,597		25,868

Total fixed charges	$48,242		$45,757		$199,358		$197,385		$253,606		$281,758		$289,518

Ratio of earnings to fixed charges	2.8	x	2.6	x	2.0	x	2.9	x	2.5	x	2.2	x	2.0

(1)	Utilized an assumed interest factor of 33% in rental expense.